United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: The Coca-Cola Company

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of The Coca-Cola Company

RE: The case to vote AGAINST Shareholder Proposal No. 9 (“Shareowner Proposal Requesting a Report on Risks from State Policies Restricting Reproductive Rights”) on the 2023 Proxy Ballot.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote against Proposal No. 9 following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

Photo credits appear at the end of the report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote “AGAINST” Shareholder Proposal No. 9, requesting a report on risks from state policies restricting reproductive rights, on the 2023 Proxy Ballot for The Coca-Cola Company (“Coca-Cola” or “Company”).

Summary

The “Resolved” clause for Proposal No. 9 states:

Shareholders request that Coca-Cola’s Board of Directors issue a public report prior to December 31, 2023, omitting confidential information and at reasonable expense, detailing any known and potential risks or costs to the company caused by enacted or proposed state policies severely restricting reproductive rights, and detailing any strategies beyond litigation and legal compliance that the company may deploy to minimize or mitigate these risks.

The statement in support of this Resolution submitted by As You Sow (the “Proponent”), representing several co-filers, contends that:

1.Coca-Cola has been inordinately supportive of political efforts to restrict access to abortion.

2.State restrictions on abortion following the U.S. Supreme Court’s ruling in Dobbs v. Jackson Women’s Health Organization, overturning Roe v. Wade, present significant risks to Coca-Cola’s ability to recruit and retain an adequate workforce in those states.

3.Public support for Roe v. Wade is such that Coca-Cola’s perceived support for abortion restrictions puts its brand at risk with consumers.

Each of these assertions, however, is based on an incomplete, one-sided and extremely misleading analysis that:

1.Distorts the nature of Coca-Cola’s political advocacy.

2.Reaches conclusions about the risks to Coca-Cola’s workforce recruitment and retention that are not justified by an objective reading of available data.

3.Selectively cites only biased surveys that support its contention that overwhelming public support for Roe v. Wade puts the Coca-Cola brand at risk, ignoring available data that challenges that finding; and thereby…

4.…fails to take account of counter risks should the Company “deploy…strategies” designed to promote unrestricted abortion and undermine state laws limiting the procedure.

1.The Proponent’s Statement Misrepresents Coca-Cola’s Political Advocacy

The Proponent asserts an incongruency between the Company’s stated commitment to “achieving equality and empowerment for women” and the Proponent’s estimate that “in the 2020-22 election cycles…Coke has given more than $1.8 million to politicians and political organizations seeking to limit women’s reproductive rights.”1

1 As You Sow, “Shareowner Proposal Requesting a Report on Risks from State Policies Restricting Reproductive Rights,” The Coca-Cola Company, 2023 Proxy Statement, p. 114. See https://www.sec.gov/Archives/edgar/data/21344/000130817923000117/ko4104401-def14a.htm

This is incomplete and misleading. In fact, the citation given by the Proponent for its $1.8 million estimate for the 2020-2022 election cycles – a Ms. magazine article dated July 20, 2022 – also reports that “more than $2.6 million” was also contributed by Coca-Cola “since 2016” to various Republican organizations “which support anti-abortion candidates running for U.S. Senate, governor and state legislatures.”[2] It offers no breakdown for the 2020-2022 election cycles that would confirm the Proponent’s estimate for just those two election cycles.

More critically, the Proponent gives no figures for Coca-Cola’s concurrent contributions to Democratic organizations that support pro-choice candidates running for U.S. Senate, governor and state legislatures.

According to Coca-Cola’s listing of Coca-Cola PAC & Corporate Political

Contributions, Republican organizations received Company contributions totaling approximately $223,000 for the 2020 election cycle; Democratic organizations received approximately $343,000.[3] In the 2022 election cycle, Coca-Cola’s total listed PAC and Corporate political contributions to Democratic organizations (approximately $697,000) exceeded those to Republican organizations (approximately $663,750).[4]

It is true that the Republican National Committee supports state and national restrictions on abortion,5 while the Democratic National Committee opposes abortion restrictions.6

While it may be safe to conclude that most candidates backed by the Republican Party support at least some restrictions on abortion, not all do. Following the Dobbs ruling last summer, for example, GOP Sens. Susan Collins of Maine and Lisa Murkowski of Alaska joined with several Democratic Senators in sponsoring a bill to codify Roe v. Wade into federal law.7

2 DeWitt, Karen. “The Dark Money Behind Abortion Bans,” Ms. Magazine, July 20, 2022. See https://msmagazine.com/2022/07/20/dark-money-abortion-bans-corporations-business-amazon-att/

3 The Coca-Cola Company, “U.S. Corporate Political and Political Action Committee (Coca-Cola PAC) Contributions Report,” November 7, 2018 - November 3, 2020. See https://www.coca-colacompany.com/policies-and-practices/political-contributions

4 The Coca-Cola Company, “U.S. Corporate Political and Political Action Committee (Coca-Cola PAC) Contributions Report,” November 4, 2020 – December 31, 2022. See https://www.coca-colacompany.com/policies-and-practices/political-contributions

5 Wang, Amy B. “RNC urges GOP candidates to ‘go on offense’ on abortion in 2024,” Washington Post, January 30, 2023. See https://www.washingtonpost.com/politics/2023/01/30/republicans-abortion-elections/

6 2020 Democratic Party Platform, “Securing Reproductive Health, Rights, and Justice,” p. 32.  See https://cdn.factcheck.org/UploadedFiles/2020-Democratic-Party-Platform.pdf

7 United States Senate, Office of Sen. Susan Collins, “Senator Collins Joins Bipartisan Effort to Codify Roe v. Wade,” August 01, 2022. See https://www.collins.senate.gov/newsroom/senator-collins-joins-bipartisan-effort-to-codify-roe-v-wade

Similarly, while it is safe to conclude that most candidates supported by the Democratic Party oppose restrictions on women’s access to abortion, not all do. Sen. Joe Manchin of West Virginia8 and Gov. John Bel Edwards of Louisiana9 have supported at least some pro-life measures.

Thus, given its contributions to organizations and candidates of both parties, Coca-Cola’s donations to Republican candidates and organizations cannot be held to represent support by the Company for abortion restrictions any more than Coca-Cola’s greater contributions to Democratic organizations can be said to demonstrate support by the Coca-Cola Company for unrestricted abortion.

As explained in Coca-Cola’s U.S. Political Engagement Policy, the Company “engages on public policy issues as actions at every level of government can affect how we innovate, source, produce, package, distribute, market, and continuously meet consumer expectations.”10 As such, Coca-Cola’s political contributions are designed—on a nonpartisan basis—to address “policies that could affect our employees, customers, and consumers” as well as “the Company’s ability to deliver on strategic business priorities.”11

Thus, Coca-Cola makes its campaign donations to candidates for the purpose of advancing its policy preferences on multiple issues. The Proponent would have the Company compromise that nonpartisan approach to addressing business-related policy questions by favoring one party over the other, based solely on the most controversial of moral and cultural issues that fall outside of its corporate responsibilities.

2.The Proponent’s statement reaches conclusions about the risks to Coca-Cola’s workforce recruitment and retention that are not substantiated by an objective reading of available data.

The Proponent cites The Turnaway Study, produced by Advancing New Standards in Reproductive Health (ANSIRH), to assert that “women who cannot access abortion are three times more likely to leave the workforce than women who have access to abortion.”12

Considering that “Coke and its independent bottling partners operate in states where reproductive rights have been limited” – and that Georgia, home to Coca-Cola’s corporate headquarters, has

8 Carney, Jordain. “Senate GOP, Manchin block abortion rights legislation,” The Hill, May 11, 2022. See https://thehill.com/homenews/senate/3485010-senate-gop-manchin-block-abortion-rights-legislation/

9 State of Louisiana, Office of the Governor, “Gov. Edwards Statement on Signing Senate Bill 342,” June 21, 2022. See https://gov.louisiana.gov/index.cfm/newsroom/detail/3727

10 The Coca-Cola Company, U.S. Political Engagement Policy, April 7, 2022. See  https://www.coca-colacompany.com/policies-and-practices/public-policy-and-political-engagement/us-political-engagement-policy

11 Ibid.

12 ANSIRH, “Socioeconomic outcomes of women who receive and women who are denied wanted abortions,” February 7, 2018. See https://www.ansirh.org/research/research/socioeconomic-outcomes-women-who-receive-and-women-who-are-denied-wanted

“banned most abortions at six weeks of pregnancy” – the Proponent warns that “Coke may find it more difficult to recruit employees to Georgia or to the other states that have outlawed abortion.”[13]

The Proponent also quotes a 2022 survey which determined that “more than 50 percent of women under 40, regardless of political affiliation, would prefer to work for a company that supports abortion access.”[14]

“This,” the Proponent warns, “may harm Coke’s ability to meet diversity and inclusion goals, with negative consequences to performance, brand, and reputation.”15

There are several problems with this one-sided, incomplete analysis.

To begin, there is no clarity, in either the cited study or Proponent’s account, as to what is meant by the finding that a majority of women under 40 would “prefer” to work for a company that supports abortion access.

Does this mean, as the Proponent suggests, that a majority of women under 40 won’t work for a company that does not support abortion access? Or does it simply mean that, while not determinative—compared with a whole range of job-related considerations—it would be nice if the company also supported access to abortion?

And what must the company’s “support” for abortion access entail? Does it mean women in this demographic will demand that their employer be active in promoting access to abortion, through making and/or withholding political contributions? Lobbying? Bringing economic pressure to bear on states with restrictive abortion laws? Or would it be enough that the employer is simply philosophically in agreement with their support for abortion access?

Then there is the Proponent’s failure to even acknowledge – let alone examine – any challenges to the findings of the Turnaway Study, or criticisms of the ideological prejudices of the study’s authors and researchers.

ANSIRH is hardly an unbiased research organization. They are “an abortion advocacy group,” according to David Reardon, Ph.D., a researcher on the other side of the abortion issue who authored a critical analysis of the Turnaway study.16 ANSIRH director Dr. Daniel Grossman,

13 As You Sow, “Shareowner Proposal,” The Coca-Cola Company, 2023 Proxy Statement, p. 114.

14 Elsesser, Kim. “More Than 75% Of Employees Want to Work For Companies That Support Abortion Access: Survey,” Forbes, August 2, 2022. See
https://www.forbes.com/sites/kimelsesser/2022/08/02/employees-want-to-work-for-companies-that-support-access-to-abortion-according-to-leaninorg-study/

15 As You Sow, “Shareowner Proposal,” The Coca-Cola Company, 2023 Proxy Statement, p. 114.

16 Reardon, David C., Ph.D. “The Embrace of the Proabortion Turnaway Study,” The Linacre Quarterly, August 2018, pp. 204-212. See https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6161227/

MD, in a statement denouncing the Dobbs ruling, stressed the organization’s commitment to abortion as “safe, essential health care.”17

Further, Reardon contends, the study was “conducted by abortion advocates at thirty abortion clinics,” using “an unrepresentative, highly biased sample and misleading questions.”18 And “readers are asked to ignore the problems implicit in self-selection bias, since ANSIRH’s own opt-out rates are similar to the poor results that have plagued other pro-abortion case series.”19 Specifically, from an already low 37 percent of women who initially agreed, when asked, to participate at the start of the study, a mere 17 per cent were still left at its end, with the rest all dropping out.20 Reardon cites other studies, chief among them “New Zealand’s Christchurch Health and Developmental Study,” as more reliable based on much higher (up to 88 percent) retention rates.21

While Reardon, a noted scholar and researcher on the negative aftereffects of abortion, focuses on mental health effects rather than economic outcomes impacted by abortion access, the two are unavoidably intertwined. Mental health issues, both sides would surely agree, can impact job performance, employability, and even desire for employment.

So when Reardon contends, citing the Christchurch study, “that abortion is significantly associated with increased rates of suicidal tendencies, substance abuse, depression, anxiety, and the total number of mental health problems,”22 he does not just challenge the Turnaway study’s conclusion that abortion “does not harm the health and wellbeing of women”.23 He also implicitly contradicts that study’s finding that “being denied an abortion,” rather than having one, “results in worse financial, health and family outcomes.”24

Of course, Reardon’s conclusions are not dispositive, but neither are Turnaway’s. Both must be weighed carefully before deciding on whether a recommended course of action should be pursued. Thus, the Proponent’s one-sided presentation and lack of acknowledgement of any contradictory data merits a vote of NO on this proposal.

3.In asserting that Coca-Cola’s assumed support for abortion restrictions puts its brand at risk with consumers, the Proponent is twice wrong, again relying on misleading, one-sided citations.

The Proponent projects its own focus on the abortion issue onto the Company, presuming that Coca-Cola’s Republican donations indicate its support for restrictions on abortion, when, of course, if that were the case, its even larger Democratic donations would have to be taken to indicate even greater support for unrestricted access to abortion.

17 ANSIRH, “ANSIRH Statement on the Dobbs v. Jackson Decision,” June 24, 2022. See https://www.ansirh.org/research/research/ansirh-statement-dobbs-v-jackson-decision

18 Reardon.

19 Ibid.

20 Ibid.

21 Ibid.

22 Ibid.

23 ANSIRH, “The Turnaway Study.” See https://www.ansirh.org/research/ongoing/turnaway-study

24 Ibid.

Of course, neither is true, despite the fact that the Company expressed opposition to the “Heartbeat Bill” in Georgia when it passed the Georgia Senate in 2019, signing a letter of objection with other Georgia businesses.[25] As documented above, Coca-Cola’s political donations have little if anything to do with support for a particular position on abortion—and shouldn’t!

To the extent that Coca-Cola may be misperceived as supporting political candidates and organizations because of their support for abortion restrictions, and thereby alienating some consumers, the Proponent bears some responsibility, by promoting that false impression.

Second, the Proponent selectively cites only those opinion surveys that support its contention of overwhelming public support for Roe v. Wade, ignoring those that find significant public support for various restrictions on abortion.

“Surveys have consistently shown that a majority of Americans wanted to keep the Roe v. Wade framework intact,” the Proponent asserts,26 citing as an example a 2021 Washington Post-ABC News poll that found 60 percent support for upholding Roe, with 27 percent of those surveyed saying it should be overturned27—as it ultimately was by the U.S. Supreme Court in June of 2022.

Other surveys, however, tell a more complex story. One of the most recent – conducted by Marist in January of this year – found significant majorities support abortion restrictions that were not permitted by Roe. For example, 69 percent who want to limit legal abortion to the first three months of pregnancy.28 An Associated Press-NORC Center for Public Affairs Research poll taken in July 2022—while finding “more than half of Americans” feeling “at least somewhat ‘angry’ or ‘sad’” that the Court had just overturned Roe— also found that “many Americans back some restrictions on abortion, especially after the first trimester.”29

25 Williams, Dave. “Georgia business owners, execs speak out against anti-abortion bill,” Atlanta Business Chronicle, March 25, 2019. See https://www.bizjournals.com/atlanta/news/2019/03/25/georgia-business-owners-execs-speak-out-against.html.

26 As You Sow, “Shareowner Proposal,” The Coca-Cola Company, 2023 Proxy Statement, p. 114.

27 Clement, Scott, Bishop, William and Barnes, Robert. “Americans broadly support Supreme Court upholding Roe v. Wade and oppose Texas abortion law, Post-ABC poll finds,” Washington Post, November 16, 2021. See https://www.washingtonpost.com/politics/2021/11/16/post-abc-poll-abortion-supreme-court/

28 McKeown, Jonah. “Even after Roe, most Americans support abortion restrictions: poll,” Catholic News Agency, January 18, 2023. See https://www.catholicnewsagency.com/news/253383/majority-of-americans-support-restrictions-on-abortion-new-knightsmarist-poll-shows

29 Fingerhut, Hannah. “AP-NORC poll: Majority in US want legal abortion nationally,” Associated Press, July 21, 2022. See https://apnews.com/article/abortion-health-congress-government-and-politics

And a Pew Research survey from May 2022—just before the Supreme Court ruling—presented similarly contradictory findings that a majority of Americans support Roe, yet a majority also favor restrictions not permitted by Roe.30

For example, as the Catholic League for Religious and Civil Rights highlights, “Roe allows women to abort their baby in the first 24 weeks. But that is not what the American people want. Pew found that 43 percent want it to be illegal at 24 weeks, approximately double the number of those who think it should be legal (22 percent).”31

As that example and numerous others show, there is much public confusion about exactly what Roe permitted. Thus, to interpret public support for upholding Roe as opposition to any legal restrictions on abortion is simply not accurate. Such a conclusion can only be arrived at through the kind of one-sided research presented by the Proponent.

4.Such a one-sided presentation, ignoring countervailing facts, thereby also ignores the counter-risks for Coca-Cola should the company follow the Proponent’s ill-advised urging to take sides on a passionate, controversial issue—one in which favoring either side cannot help but alienate significant numbers of consumers, investors, and employees.

As detailed above, the Proponent requests Coca-Cola’s Board of Directors to issue a report that details not only the risks involved in doing business in states with restrictive abortion laws, but also seeks strategies that “the company may deploy to minimize or mitigate these risks.”32

Presumably such strategies would include cutting off all the political contributions the Proponent objects to—those that Coca-Cola makes to Republican candidates and organizations, given that party’s platform for state abortion restrictions. But unless the Proponent is also calling for an end to political contributions to pro-choice Democratic candidates and organizations—which according to the Company’s online records exceed those given to pro-life Republican candidates and organizations—this can hardly be seen as even-handed. Instead, the Proponent would have Coca-Cola, through its corporate and PAC donations, fully and blatantly support one political party over the other, for the express purpose of favoring pro-choice advocacy on abortion over pro-life advocacy.

30 Pew Research Center, “America’s Abortion Quandary,” May 6, 2022. See https://www.pewresearch.org/religion/2022/05/06/americas-abortion-quandary/

31 Catholic League for Religious and Civil Rights, “American People Oppose Roe v. Wade,” June 30, 2022. See https://www.catholicleague.org/american-people-oppose-roe-v-wade-2/

32 As You Sow, “Shareowner Proposal,” The Coca-Cola Company, 2023 Proxy Statement, p. 114.

This would undermine the purpose of Coca-Cola’s political contributions, which is intended as a nonpartisan approach to address economic- and business-related policy questions in a way that best serves the interests of its employees, investors, and consumers.

It would also alienate not only those many Americans—women as well as men—who believe in bans on all or most abortions, but also those millions of Americans who believe abortion should remain legal, but with what they see as reasonable restrictions not previously permitted under Roe.

Indeed, Chairman and CEO James Quincey’s ill-advised attack on Georgia’s Election Integrity Act of 2021 sounded a cautionary note on the risks to the Coca-Cola brand associated with taking sides on controversial issues outside of economic and business concerns that are within the Company’s legitimate purview and fall under management’s fiduciary responsibility.

That voting reform legislation followed

charges of election fraud that came from both sides of the political aisle in Georgia: Democratic gubernatorial candidate Stacey Abrams in 2018,[33] and then Republican President Donald Trump in 2020.[34] Mr. Quincey, without waiting to see how the new law actually affected voting, pronounced Coca-Cola “unambiguously… disappointed” in the law’s passage, charging without evidence that it would “diminish or deter access to voting.”[35]

Instead, Georgia saw a record turnout of voters in the 2022 elections,36 and a University of Georgia survey, done in conjunction with MIT’s Election Data and Science Lab, found “99 percent of voters reported no issue casting a ballot,”37 Coca-Cola appeared uninformed and rash in its judgment, and irresponsible in piling on the one-sided, irrational ideological hysteria against the legislation. It was a very poor look for the brand.

33 Marchese, David. “Why Stacey Abrams is still saying she won,” New York Times Magazine, April 28, 2019. See https://www.nytimes.com/interactive/2019/04/28/magazine/stacey-abrams-election-georgia.html

34 Martina, Michael. “Trump campaign files election lawsuit in Georgia, suffers more legal defeats,” Reuters, December 4, 2020. See https://www.reuters.com/article/usa-election/trump-campaign-files-election-lawsuit-in-georgia-suffers-more-legal-defeats-idUSKBN28E37D

35 The Coca-Cola Company Media Center, “Statement from James Quincey on Georgia Voting Legislation,” April 1, 2021. See https://www.coca-colacompany.com/media-center/georgia-voting-legislation

36 Raffensperger, Brad; Georgia Secretary of State, “Record Breaking Turnout in Georgia's Runoff,” December 7, 2022. See https://sos.ga.gov/news/record-breaking-turnout-georgias-runoff-election

37 Raffensperger, Brad; Georgia Secretary of State, “University of Georgia Poll Finds 99% of Georgia Voters Reported No Issue Casting Ballot,” January 24, 2023. See https://sos.ga.gov/news/university-georgia-poll-finds-99-georgia-voters-reported-no-issue-casting-ballot

Another cautionary tale about the risks of prioritizing a social and cultural agenda over corporate responsibilities is the recent collapse—with potentially dire consequences for worldwide financial stability—of Silicon Valley Bank (SVB).

Critics zeroed in on SVB having been “a world leader” in corporate “wokery,” which, as Australian commentator Kurt Mahlburg wrote, is “also known in the business world by its various three-letter acronyms, such as CSR (corporate social responsibility), ESG (environmental, social, and governance) and DEI (diversity, equity and inclusion).”38

“To be sure,” Mahlburg emphasized, “the case against Silicon Valley Bank is not that it collapsed because it was woke. … SVB collapsed because it did not correctly assess the risks it had taken on.” However, he and others suggest, that failure occurred as SVB was paying more attention to “pouring energy and resources into wokery” than to assessing those looming financial risks.39

“But don’t expect to ever see this admitted in writing,” Mahlburg lamented. “Baked into the CSR-ESG-DEI industrial complex is the dogma that wokery is always good for a company — a rainbow with an endless pot of gold. It will improve your brand, increase productivity, boost sales and profits, provide access to new capital and markets.

“Right up until it comes tumbling down like a house of cards, apparently.”40

Learning from this, and from Mr. Quincey’s ill-advised and ill-informed intrusion into Georgia’s debate over election integrity legislation, Coca-Cola must keep its eye on the ball—its corporate, financial, and business obligations—and thereby keep faith with its investors, employees, and consumers.

CONCLUSION

As demonstrated in this report, Proposal No. 9 is based on a series of assertions arrived at through incomplete, one-sided, and misleading analyses. These include:

•Misrepresenting Coca-Cola’s political contributions, emphasizing the Company’s donations to only Republican Party organizations, while ignoring the larger amounts made to Democratic Party organizations, and thereby implicitly suggesting that Coca-Cola is favoring the Republican Party’s support for state abortion restrictions.

•Asserting that state restrictions on abortion risk negative impacts on Coca-Cola’s ability to recruit and retain younger women employees, while failing to disclose the lack of objectivity, or questions about the methodology and participation rate, of the major study on which this assertion heavily relies; and failing to examine contradictory research that suggests that there are potential consequences to having an abortion that can also negatively impact a company’s efforts to recruit and retain younger women employees.

38 Mahlburg, Kurt. “Silicon Valley Bank collapse: go woke, crash the economy,” Mercatornet, March 16, 2023. See https://mercatornet.com/silicon-valley-bank-collapse-go-woke-crash-the-economy/83555/

39 Ibid.

40 Ibid.

•Relying on incomplete reporting of surveys showing widespread support for Roe v. Wade—ignoring contradictory findings, often in the same surveys, of majority support for abortion restrictions not permitted under Roe—to conclude that unless Coca-Cola actively supports unrestricted abortion, its brand will be at risk with consumers.

•Using this incomplete, misleading analysis to posit a one-sided assessment of risks to its “performance, brand, and reputation” if Coca-Cola does not take a position in favor of unrestricted access to abortion; ignoring the counter-risks to be incurred if the Company does take such a one-sided stand.

Abortion is an intensely controversial issue, with both supporters and opponents having widely divergent and strongly-held beliefs. A one-sided risk assessment, which this proposal calls for, carries risks of its own, potentially alienating employees, investors, and consumers who passionately hold different views.

Thus, any assessment of risks to the corporation from state abortion policies must consider the risks from a wide range of perspectives: pro-choice, pro-life, and all of the nuanced positions in between, and not just the risks addressed in this proposal from the pro-choice side. Better not to go down this road at all.

Advocacy on all sides of the abortion question is fundamentally driven by philosophical, moral, religious, and personal values—not economics or corporate business considerations. The best way to avoid the risks associated with this highly contentious issue is for the Company to stay out of it, not pick sides, or conduct one-sided risk assessments that cannot help but alienate significant numbers of potential employees, customers, and shareholders.

Therefore, National Legal and Policy Center urges shareholders to vote “AGAINST” Proposal No. 9, “Shareowner Proposal Requesting a Report on Risks from State Policies Restricting Reproductive Rights,” on the 2023 Proxy Ballot for The Coca-Cola Company.

Photo credits:

Page 3 – Ms. Magazine cover, Summer 2022

Page 5 – World of Coca-Cola in Atlanta, pasa47/Creative Commons

Page 7 – Gov. Brian Kemp signing Georgia Heartbeat Bill into law, 2019, YouTube

Page 9 – James Quincey, World Economic Forum/Creative Commons

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILERS.

THE INFORMATION CONTAINED HEREIN HAS BEEN PREPARED FROM SOURCES BELIEVED RELIABLE BUT IS NOT GUARANTEED BY US AS TO ITS TIMELINESS OR ACCURACY, AND IS NOT A COMPLETE SUMMARY OR STATEMENT OF ALL AVAILABLE DATA. THIS PIECE IS FOR INFORMATIONAL PURPOSES AND SHOULD NOT BE CONSTRUED AS A RESEARCH REPORT.

PROXY CARDS WILL NOT BE ACCEPTED BY US. PLEASE DO NOT SEND YOUR PROXY TO US. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

For questions regarding National Legal and Policy Center’s opposition to Proposal #9, “Shareowner Proposal Requesting a Report on Risks from State Policies Restricting Reproductive Rights,” please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.